UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
--------------
Amendment No. 5
to
SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 5)

LAWSON PRODUCTS, INC.

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

520776 10 5

(CUSIP Number)

Ronald B. Port, M.D.
Lawson Products, Inc.
1666 East Touhy Avenue
Des Plaines, Illinois 60018
Tel. No.: (847) 827-9666

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

February 5, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [   ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

SCHEDULE 13D
CUSIP No.  520776 10 5

1    NAME OF REPORTING PERSON
Ronald B. Port, M.D.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [   ]
                                                                                                                           (b)  [X]

3    SEC USE ONLY

4    SOURCE OF FUNDS                                                                                            PF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                                                    [  ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

7    SOLE VOTING POWER
NUMBER OF SHARES                                                          130,567
BENEFICIALLY                                                    _______________________________________________
OWNED BY EACH                                              8    SHARED VOTING POWER
REPORTING PERSON                                                          1,281,041
WITH                                                             _______________________________________________
9    SOLE DISPOSITIVE POWER
                                                                         130,567
_______________________________________________
                                                              10   SHARED DISPOSITIVE POWER
                                                                       1,281,041

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,411,608

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                                                              [  ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.4% based on 8,597,544 shares of Common Stock outstanding as of October 5, 2012.

14   TYPE OF REPORTING PERSON
IN

SCHEDULE 13D

           This Amendment No. 5 to Schedule 13D (the “Amendment”) is filed by Ronald B. Port, M.D.  Dr. Port has previously filed a Schedule 13D on June 20, 2012 which has been further amended (the “Schedule 13D”).  The Amendment amends the Schedule 13D to include the information set forth below.  This Amendment reflects the reorganization of certain Family trusts formed on behalf of Dr. Port’s Family.

Item 1.  Security and Issuer

This statement relates to the Common Stock, par value $1.00 per share (the “Common Stock”), of Lawson Products, Inc., a Delaware corporation (the “Company”), having its principal executive offices at 1666 East Touhy Road, Des Plaines, Illinois 60018.

Item 5.  Interest in Securities of the Issuer

Dr. Port has the power to vote a total of 1,411,608 shares of Common Stock, representing approximately 16.4% of the outstanding Common Stock of the Company.  Of these shares, Dr. Port owns 130,567 shares directly, 1,269,678 shares as co-trustee of trusts formed for the benefit of Dr. Port and/or his family, and 11,363 shares of Common Stock as financial advisor of a trust.

Reference is made to the cover page of this Schedule 13D for additional information on Dr. Port’s Common Stock ownership.

Dr. Port engaged in the following transactions in the last sixty days:

On December 13, 2012, Dr. Port gifted 596,040 shares of Common Stock to a trust for which he serves as financial advisor and on that same day, this trust sold 584,677 shares of Common Stock to SLP 2003 Trust B, created pursuant to that certain trust severance dated March 6, 2008 formed for the benefit of Dr. Port and his family (“Trust B”) for $8.68 per share.  On February 5, 2012, Dr. Port became co-trustee of Trust B (along with Charles Levun, who has served as trustee since March 2011) which holds 1,047,842 shares.  Dr. Port is also co-trustee with Charles Levun of the Ronald B. Port Exempt Trust and the Ronald B. Port Nonexempt Trust formed for the benefit of Dr. Port’s family.  Chares Levun files a separate Schedule 13G with the Securities and Exchange Commission with respect to his voting control over the 1,269,678 shares held in these three trusts.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2013

/s/ Ronald B. Port, M.D.
Ronald B. Port, M.D.